FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2007

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: November 8, 2007

3

Exhibit 99.1

Ctrip Reports Third Quarter 2007 Financial Results

Shanghai, China, November 7, 2007 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended September 30, 2007.

Highlights for the third quarter of 2007

•	Net revenues were RMB323 million (US$43 million) in the third quarter of 2007, up 55% year-on-year.

•	Gross margin was 80% in the third quarter of 2007, compared to 79% in the same period in 2006.

•

Income from operations was RMB111 million (US$15 million) in the third quarter of 2007. Excluding share-based compensation charges (non-GAAP), income from operations was RMB134 million (US$18 million), up 71% year-on-year.

•	Operating margin was 34% in the third quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 38% during the same period in 2006.

•	Net income was RMB110 million (US$15 million) in the third quarter of 2007. Excluding share-based compensation charges (non-GAAP), net income was RMB133 million (US$18 million), up 68% year-on-year.

•	Diluted earnings per ADS were RMB1.60 (US$0.21). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.94 (US$0.26).

•	Share-based compensation charges were RMB23 million (US$3 million), accounting for 7% of the net revenues, or RMB0.33 (US$0.04) per ADS for the third quarter of 2007.

Mr. Min Fan, Chief Executive Office of Ctrip, said: “We are very pleased with the strong results for the third quarter of 2007. Our team has executed our strategies effectively to expand into new geographic areas, to enhance customer service level and to strengthen our product lines. We are committed to bringing the best travel experience to our customers and increasing return to our shareholders.”

Financial results for the third quarter of 2007

For the third quarter of 2007, Ctrip reported total revenues of RMB346 million (US$46 million), representing a 55% increase from the same period in 2006 and a 12% increase from the previous quarter.

Hotel reservation revenues totaled RMB176 million (US$23 million) for the third quarter of 2007, representing a 40% increase from the same period in 2006 and a 2% increase from the previous quarter primarily due to increased volume in hotel bookings.

The total number of hotel room nights booked was approximately 2.52 million in the third quarter of 2007, compared to approximately 1.82 million for the same period in 2006 and approximately 2.41 million room nights in the previous quarter.

4

Air ticket booking revenues for the third quarter of 2007 were RMB138 million (US$18 million), representing a 76% increase from the same period in 2006, and an 18% increase from the previous quarter, primarily due to strong growth of air tickets sales volume.

The total number of air tickets sold in the third quarter of 2007 was approximately 2.91 million, compared to approximately 1.72 million for the same period in 2006 and approximately 2.55 million in the previous quarter.

Packaged-tour revenues for the third quarter of 2007 were RMB21 million (US$3 million), up 61% from the both the same period in 2006 and the previous quarter, primarily due to the increased leisure travel volume in the third quarter.

For the third quarter of 2007, net revenues were RMB323 million (US$43 million), a 55% increase from the same period in 2006. Net revenues increased by 12% from the previous quarter.

The gross margin was 80% in the third quarter of 2007, compared to 79% for the same period in 2006 and 80% in the previous quarter.

Product development expenses for the third quarter of 2007 increased by 75% to RMB48 million (US$6 million) from the same period in 2006 and increased by 15% compared to the previous quarter, primarily due to the increase of product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, compared to 11% in the same period last year and 12% in the previous quarter.

Sales and marketing expenses for the third quarter of 2007 increased by 33% to RMB63 million (US$8 million) from the same period in 2006 and increased by 8% compared to the previous quarter, primarily due to the increase of sales and marketing personnel resources and advertisement expenses. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, lower than the 22% in the same period last year and remained relatively consistent with the previous quarter.

General and administrative expenses for the third quarter of 2007 increased by 44% to RMB36 million (US$5 million) from the same period in 2006, primarily due to the recognition of RMB13 million (US$2 million) share-based compensation charges. General and administrative expenses for the third quarter of 2007 remained relatively consistent with the previous quarter, with an increase of 3%. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, remained relatively consistent with 8% for the same period last year and 7% in the previous quarter.

Income from operations for the third quarter of 2007 was RMB111 million (US$15 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB134 million (US$18 million), increased by 71% from the same period in 2006, and 13% from the previous quarter.

Operating margin was 34% in the third quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 41% compared to 38% in the same period in 2006 and 41% in the previous quarter.

Net income for the third quarter of 2007 was RMB110 million (US$15 million). Excluding share-based compensation charges (non-GAAP), net income was RMB133 million (US$18 million), representing a 68% increase from the same period in 2006 and a 19% increase from the previous quarter, mainly due to higher income from operations.

The diluted earnings per ADS were RMB1.60 (US$0.21) and the diluted earnings per ordinary share were RMB3.21 (US$0.43). Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB1.94 (US$0.26) for the third quarter of 2007.

As of September 30, 2007, Ctrip’s cash balance increased to RMB1.2 billion (US$160 million), compared to RMB978 million as of June 30, 2007.

Business Outlook

For the fourth quarter of 2007, Ctrip expects to continue strong year-on-year net revenue growth of approximately 35%.

Note to Financial Information

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM Eastern Time on November 7, 2007 (or 9:00AM on November 8, 2007 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-888-679-8035, International dial-in number +1-617-213-4848; Passcode 94859248.

A telephone replay of the call will be available after the conclusion of the conference call through November 14, 2007. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 51114998.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to infrastructure and technology, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of November 7, 2007, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ADS and per share, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2007 and 2006. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sell packaged-tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2006 RMB	September 30, 2007 RMB	September 30, 2007 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	844,392,604	1,188,937,011	158,677,265
Restricted cash	6,600,000	6,600,000	880,846
Short-term investment	—	13,000,000	1,734,999
Accounts receivable	136,688,354	219,513,282	29,296,562
Prepayments and other current assets	62,870,154	106,808,185	14,254,776
Deferred tax assets	2,916,151	4,527,454	604,241

Total current assets	1,053,467,263	1,539,385,932	205,448,689

Long-term deposits	80,174,984	126,028,553	16,819,954
Land use rights	66,449,208	65,425,162	8,731,737
Property, equipment and software	153,690,484	262,142,514	34,985,922
Investment	80,416,250	80,416,250	10,732,470
Goodwill	14,595,849	14,595,849	1,947,983
Other long-term assets	3,058,465	2,953,723	394,208

Total assets	1,451,852,503	2,090,947,983	279,060,963

LIABILITIES
Current liabilities:
Accounts payable	151,408,198	349,935,209	46,702,863
Salary and welfare payable	32,778,110	45,630,835	6,089,958
Taxes payable	34,913,392	40,827,771	5,448,934
Advances from customers	38,178,866	95,165,912	12,700,981
Accrued liability for customer reward program	29,566,712	40,404,980	5,392,507
Dividend payable	72,169,155	—	—
Other payables and accruals	62,030,840	99,001,489	13,212,883

Total current liabilities	421,045,273	670,966,196	89,548,126

Other long-term payables	2,437,500	1,625,000	216,875

Total liabilities	423,482,773	672,591,196	89,765,001

Minority interests	672,780	1,189,725	158,782

SHAREHOLDERS’ EQUITY
Share capital	2,700,889	2,738,668	365,507
Additional paid-in capital	627,461,168	762,719,178	101,793,612
Statutory reserves	53,787,911	53,787,911	7,178,613
Cumulative translation adjustments	(16,099,263)	(24,753,481)	(3,303,636)
Retained Earnings	359,846,245	622,674,786	83,103,084

Total shareholders’ equity	1,027,696,950	1,417,167,062	189,137,180

Total liabilities and shareholders’ equity	1,451,852,503	2,090,947,983	279,060,963

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended September 30, 2006 RMB	Quarter Ended June 30, 2007 RMB	Quarter Ended September 30, 2007 RMB	Quarter Ended September 30, 2007 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	125,143,244	171,428,902	175,578,714	23,432,991
Air-ticketing	78,312,011	116,940,167	137,659,009	18,372,172
Packaged tour	12,863,465	12,858,353	20,683,731	2,760,481
Others	6,253,938	7,950,457	11,909,481	1,589,456

Total revenues	222,572,658	309,177,879	345,830,935	46,155,100

Less: business tax and related surcharges	(14,417,209)	(21,159,382)	(23,160,551)	(3,091,041)

Net revenues	208,155,449	288,018,497	322,670,384	43,064,059

Cost of revenues	(43,640,055)	(57,223,269)	(64,011,659)	(8,543,089)

Gross profit	164,515,394	230,795,228	258,658,725	34,520,970

Operating expenses:
Product development *	(27,349,052)	(41,554,054)	(47,941,336)	(6,398,321)
Sales and marketing *	(47,701,000)	(58,973,708)	(63,466,452)	(8,470,325)
General and administrative *	(25,271,889)	(35,065,802)	(36,269,362)	(4,840,562)

Total operating expenses	(100,321,941)	(135,593,564)	(147,677,150)	(19,709,208)

Income from operations	64,193,453	95,201,664	110,981,575	14,811,762

Interest income	3,704,148	3,079,558	4,670,322	623,308
Other income	8,116,653	5,671,677	13,577,722	1,812,103

Income before income tax expense and minority interest	76,014,254	103,952,899	129,229,619	17,247,173

Income tax expense	(11,304,888)	(15,737,675)	(19,518,480)	(2,604,965)
Minority interests	(12,890)	12,530	(32,723)	(4,367)

Net income	64,696,476	88,227,754	109,678,416	14,637,841

Earnings per ordinary share
- Basic	1.99	2.69	3.32	0.44
- Diluted	1.94	2.60	3.21	0.43

Earnings per ADS
- Basic	1.00	1.35	1.66	0.22
- Diluted	0.97	1.30	1.60	0.21

Weighted average ordinary shares outstanding
- Basic	32,478,507	32,796,200	33,070,087	33,070,087
- Diluted	33,366,826	33,887,925	34,197,196	34,197,196
* Share-based compensation charges included are as follows:
Product development	3,657,057	5,909,391	5,918,151	789,845
Sales and marketing	2,283,444	3,562,392	3,540,669	472,543
General and administrative	8,265,930	13,626,650	13,396,356	1,787,897

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(47,941,336)	15%	5,918,151	2%	(42,023,185)	13%
Sales and marketing	(63,466,452)	20%	3,540,669	1%	(59,925,783)	19%
General and administrative	(36,269,362)	11%	13,396,356	4%	(22,873,006)	7%

Total operating expenses	(147,677,150)	46%	22,855,176	7%	(124,821,974)	39%

Income from operations	110,981,575	34%	22,855,176	7%	133,836,751	41%

Net income	109,678,416	34%	22,855,176	7%	132,533,592	41%

Diluted earnings per ordinary share (RMB)	3.21		0.67		3.88

Diluted earnings per ADS (RMB)	1.60		0.33		1.94

Diluted earnings per ADS (USD)	0.21		0.04		0.26

	Quarter Ended June 30, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(41,554,054)	14%	5,909,391	2%	(35,644,663)	12%
Sales and marketing	(58,973,708)	20%	3,562,392	1%	(55,411,316)	19%
General and administrative	(35,065,802)	12%	13,626,650	5%	(21,439,152)	7%

Total operating expenses	(135,593,564)	47%	23,098,433	8%	(112,495,131)	39%

Income from operations	95,201,664	33%	23,098,433	8%	118,300,097	41%

Net income	88,227,754	31%	23,098,433	8%	111,326,187	39%

Diluted earnings per ordinary share (RMB)	2.60		0.68		3.29

Diluted earnings per ADS (RMB)	1.30		0.34		1.64

Diluted earnings per ADS (USD)	0.17		0.04		0.22

	Quarter Ended September 30, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(27,349,052)	13%	3,657,057	2%	(23,691,995)	11%
Sales and marketing	(47,701,000)	23%	2,283,444	1%	(45,417,556)	22%
General and administrative	(25,271,889)	12%	8,265,930	4%	(17,005,959)	8%

Total operating expenses	(100,321,941)	48%	14,206,431	7%	(86,115,510)	41%

Income from operations	64,193,453	31%	14,206,431	7%	78,399,884	38%

Net income	64,696,476	31%	14,206,431	7%	78,902,907	38%

Diluted earnings per ordinary share (RMB)	1.94		0.43		2.36

Diluted earnings per ADS (RMB)	0.97		0.21		1.18

Diluted earnings per ADS (USD)	0.12		0.03		0.15

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.4928 on Septebmer 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Note 3: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.